Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On October 19, 2023 (the “Closing Date”), Next.e.GO N.V. (f/k/a Next.e.GO B.V.), a Netherlands public limited company (“Next.e.GO” or “TopCo”) closed the previously announced business combination pursuant to a business combination agreement, dated as of July 28, 2022 (the “Business Combination Agreement”), by and among Athena Consumer Acquisition Corp. (“Athena”), Next.e.GO Mobile SE (“e.GO”), Next.e.GO, and Time is Now Merger Sub, Inc. (“Merger Sub”), as amended by the first amendment to Business Combination Agreement dated September 29, 2022, the second amendment to Business Combination Agreement dated June 29, 2023, the third amendment to Business Combination Agreement dated July 18, 2023, the fourth amendment to Business Combination Agreement dated August 25, 2023, the fifth amendment to Business Combination Agreement dated September 8, 2023 and the sixth amendment to Business Combination Agreement dated September 11, 2023 (the “Business Combination”). On the Closing Date, several transactions were completed pursuant to the Business Combination Agreement. For a detailed description of the Transactions, please refer to “Note 1 — Description of the Transactions”.

The following Unaudited Pro Forma Condensed Combined Financial Information is based on e.GO’s historical financial statements prepared in accordance with IFRS and Athena’s historical financial statements and gives effect to all of the transactions contemplated by the Business Combination Agreement. Athena historically prepared its financial statements in accordance with U.S. GAAP with the U.S. dollar as its reporting currency. The Unaudited Pro Forma Condensed Combined Financial Information gives effect to adjustments required to convert Athena’s historical financial information to IFRS and its reporting currency to Euros.

●	Athena will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of e.GO issuing shares at the closing of the Business Combination for the net assets of Athena as of the Closing Date, accompanied by a recapitalization. e.GO has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances: e.GO’s shareholders will have the largest voting interest in TopCo;

●	The TopCo Board of the post-combination company has seven members, and e.GO has the ability to nominate at least the majority of the members of the TopCo Board;

●	e.GO’s senior management will be the senior management of the post-combination company;

●	The business of e.GO will comprise the ongoing operations of TopCo; and

●	e.GO is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 - Business Combinations (“IFRS 3”) since Athena does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 — Share-based payment (“IFRS 2”). Any excess of fair value of TopCo Shares issued to Athena Stockholders over the fair value of Athena’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

e.GO is providing the following Unaudited Pro Forma Condensed Combined Financial Information to aid you in your analysis of the financial aspects of the Business Combination. The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined balance sheet combines the unaudited balance sheet of e.GO as of June 30, 2023, with the unaudited consolidated balance sheet of Athena as of June 30, 2023 on a pro forma basis as if the Business Combination and the transactions referenced in notes 12 (Senior Secured Note) and 15 (Bridge Financing Settlement) to the unaudited pro forma condensed combined balance sheet as of June 30, 2023 under “Note 3 — Transaction Accounting Adjustments” had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, combines the unaudited consolidated statements of operations of e.GO for the six months ended June 30, 2023 with the unaudited consolidated statements of comprehensive income (loss) for the six months ended June 30, 2023 of Athena on a pro forma basis as if the Business Combination and the transactions referenced in note 6 to the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 under “Note 3 — Transaction Accounting Adjustments” had been consummated on January 1, 2023.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2022, combines the audited consolidated statements of operations of e.GO for the year ended December 31, 2022 with the audited consolidated statements of comprehensive income (loss) for the year ended December 31, 2022 of Athena on a pro forma basis as if the Business Combination and the transactions referenced in notes 5 and 6 to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 under “Note 3 — Transaction Accounting Adjustments” had been consummated on January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet was derived from and should be read in conjunction with the following historical financial statements:

●	e.GO’s unaudited consolidated balance sheet as of June 30, 2023; and

●	Athena’s unaudited balance sheet as of June 30, 2023.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, has been prepared using the following:

●	e.GO’s unaudited consolidated statement of comprehensive income (loss) for the six months ended June 30, 2023; and

●	Athena’s unaudited statement of operations for the six months ended June 30, 2023.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, has been prepared using the following:

●	e.GO’s audited consolidated statement of comprehensive income (loss) for the year ended December 31, 2022; and

●	Athena’s audited statement of operations for the year ended December 31, 2022.

This Unaudited Pro Forma Condensed Combined Financial Information has been presented for informational purposes only and is not necessarily indicative of what TopCo’s actual financial position or results of operations would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma information does not purport to project the future financial position or operating results of TopCo. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the notes to the accompanying Unaudited Pro Forma Condensed Combined Financial Information. Actual results may differ materially from the assumptions used to present the accompanying Unaudited Pro Forma Condensed Combined Financial Information. Management of e.GO and Athena have made significant estimates and assumptions in the determination of the pro forma adjustments. As the Unaudited Pro Forma Condensed Combined Financial Information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. This information should be read together with e.GO’s and Athena’s audited financial statements and related notes for the year ended December 31, 2022, the sections entitled “e.GO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Athena’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, e.GO’s and Athena’s unaudited financial statements and related notes for the six months ended June 30, 2023, the sections entitled “e.GO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Athena’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information included elsewhere in the Proxy Statement/Prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations as of December 31, 2022

		US GAAP	US GAAP
Account	IFRS Next.e.GO Mobile SE (€k)	Athena Consumer Acquisition Corp. ($k)	Athena Consumer Acquisition Corp. (€k)	US GAAP/IFRS Adj.	Note	Transaction Accounting Adj.	Note	Next.e.GO N.V. Pro Forma
Revenues	5,707.4	0.0	0.0	0.0		0.0		5,707.4
Cost of sales of goods and providing services	(45,173.0)	0.0	0.0	0.0		0.0		(45,173.0)
Gross profit	(39,465.5)	0.0	0.0	0.0		0.0		(39,465.5)
Product development costs	(3,646.1)	0.0	0.0	0.0		0.0		(3,646.1)
Sales and Marketing costs	(16,015.2)	0.0	0.0	0.0		0.0		(16,015.2)
Administrative expenses	(11,414.1)	(4,515.1)	(4,287.9)	0.0		114.0	(2)	(36,967.0)
						(21,379.2)	(11)
Other income	833.1	3,259.2	3,095.2	0.0		(3,095.2)	(1)	833.1
Other expenses	(344.6)	0.0	0.0	0.0		(35,926.9)	(3)	(312,869.7)
						(4,013.1)	(6)
						(95,631.0)	(8.1)
						(151,077.5)	(8.2)
						(25,876.6)	(10)
Operating result	(70,052.3)	(1,255.9)	(1,192.7)	0.0		(315,506.3)		(408,130.5)
Change in fair value of Derivative Liability - FPA	0.0	(300.0)	(284.9)	0.0		284.9	(4)	0.0
Change in fair value of financial liabilities	0.0	0.0	0.0	(529.0)	(b)	529.0	(7)	0.0
Settlement of financial liability through equity						(18,821.0)	(9)	(18,821.0)
Finance costs	(10,959.1)	0.0	0.0	0.0		(1,300.5)	(5)	(23,624.4)
						(11,364.8)	(6)
Profit before income tax	(81,011.4)	(1,555.9)	(1,477.6)	(529.0)		(346,178.7)		(450,575.9)
Income tax	23,305.6	(690.2)	(655.5)	0.0		0.0		22,650.1
Profit / (loss) from continuing operations	(57,705.8)	(2,246.1)	(2,133.1)	(529.0)		(346,178.7)		(427,925.8.4)
Profit from discontinued operations	0.0	0.0	0.0	0.0		0.0		0.0
Net profit / (loss) before non-controlling int.	(57,705.8)	(2,246.1)	(2,133.1)	(529.0)		(346,178.7)		(427,925.8)
Non-controlling interest	211.8	0.0	0.0	0.0		0.0		211.8
Net profit / (loss) for the period	(57,494.0)	(2,246.1)	(2,133.1)	(529.0)		(346,178.7)		(427,714.0)

Loss per Share
Weighted average shares outstanding - basic and diluted1)	144,879	31,248,997	31,248,997					73,316,318
Net loss per share - basic and diluted1)	€(396.84)	$(0.07)	€(0.07)					€(5.83)

1)	The weighted average shares outstanding - basic and diluted for Next.e.GO exclude 17,026 Shares in relation to the conversion of convertible loans and for TopCo exclude 20,000,000 Earn-Out Shares to e.GO Shareholders that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing.

Unaudited Pro Forma Condensed Combined Statement of Operations as of June 30, 2023

		US GAAP	US GAAP
Account	IFRS Next.e.GO Mobile SE (€k)	Athena Consumer Acquisition Corp. ($k)	Athena Consumer Acquisition Corp. (€k)	US GAAP/IFRS Adj.	Note	Transaction Accounting Adj.	Note	Next.e.GO N.V. Pro Forma
Revenues	256.5	0.0	0.0	0.0		0.0		256.5
Cost of sales of goods and providing services	(17,339.2)	0.0	0.0	0.0		0.0		(17,339.2)
Gross profit	(17,082.8)	0.0	0.0	0.0		0.0		(17,082.8)
Product development costs	(1,960.0)	0.0	0.0	0.0		0.0		(1,960.0)
Sales and Marketing costs	(4,858.9)	0.0	0.0	0.0		0.0		(4,858.9)
Administrative expenses	(4,662.7)	(1,811.2)	(1,676.0)	0.0		55.5	(2)	(6,283.2)
Other income	1,118.5	502.1	464.6	0.0		(464.6)	(1)	1,118.5
Other expenses	(238.5)	0.0	0.0	0.0		0.0		(238.5)
Operating result	(27,684.3)	(1,309.1)	(1,211.4)	0.0		(409.1)		(29,304.8)
Change in fair value of Derivative Liability - FPA	0.0	1,730.0	1,600.8	0.0		(1,600.8)	(3)	0.0
Change in fair value of financial liabilities	0.0	0.0	0.0	524.3	(b)	(524.3)	(5)	0.0
Finance costs	(4,965.4)	(182.7)	(169.1)	0.0		(5,475.9)	(4)	(10,610.3)
Profit before income tax	(32,649.7)	238.2	220.4	524.3		(8,010.1)		(39,915.1)
Income tax	8,426.6	(96.1)	(88.9)	0.0		0.0		8,337.6
Profit / (loss) from continuing operations	(24,223.1)	142.1	131.4	524.3		(8,010.1)		(31,577.5)
Profit from discontinued operations	0.0	0.0	0.0	0.0		0.0		0.0
Net profit / (loss) before non-controlling int.	(24,223.1)	142.1	131.4	524.3		(8,010.1)		(31,577.5)
Non-controlling interest	35.3	0.0	0.0	0.0		0.0		35.3
Net profit / (loss) for the period	(24,187.8)	142.1	131.4	524.3		(8,010.1)		(31,542.1)

Loss per Share
Weighted average shares outstanding - basic and diluted1)	144,879	11,158,936	11,158,936					73,316,318
Net loss per share - basic and diluted1)	€(166.95)	$0.01	€0.01					€(0.43)

1)	The weighted average shares outstanding - basic and diluted for Next.e.GO exclude 17,026 Shares in relation to the conversion of convertible loans and for TopCo exclude 20,000,000 Earn-Out Shares to e.GO Shareholders that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2023

		US GAAP	US GAAP
Account	IFRS Next.e.GO Mobile SE (€k)	Athena Consumer Acquisition Corp. ($k)	Athena Consumer Acquisition Corp. (€k)	US GAAP/IFRS Adj.	Note	Transaction Accounting Adj.	Note	Next.e.GO N.V. Pro Forma
NON-CURRENT ASSETS
Intangible assets	177,489.8							177,489.8
Property, plant and equipment	25,508.0							25,508.0
Right of use assets	16,468.7							16,468.7
Leased goods	1,114.5							1,114.5
Other assets	139.3							139.3
	220,720.2	0.0	0.0	0.0		0.0		220,720.2
CURRENT ASSETS
Inventories	9,765.1							9,765.1
Other assets	52,796.1					(46,497.5)	(11)	6,298.6
Prepaid expenses and other assets		143.5	132.1					132.1
Prepaid income taxes		93.9	86.5					86.5
Investments held in trust account		22,006.8	20,252.9			(20,252.9)	(1)	0.0
Cash and cash equivalents	671.9	9.2	8.4			20,252.9	(1)	40,685.2
						(19,393.5)	(4)
						(2,448.5)	(5.1)
						(72.0)	(8)
						43,046.4	(11)
						(1,380.5)	(13)
	63,233.2	22,253.4	20,479.9	0.0		(26,750.2)		56,962.9
TOTAL ASSETS	283,953.4	22,253.4	20,479.9	0.0		(26,750.2)		277,683.1

NON-CURRENT LIABILITIES
Borrowings	87,310.5							87,310.5
Leasing liabilities	14,639.7							14,639.7
Deferred tax liabilities	6,293.6							6,293.6
Provisions	1,381.4							1,381.4
Investment grants	139.2							139.2
Derivative liability - forward purchase agreement		0.0	0.0					0.0
Deferred underwriting fee payable		8,650.0	7,960.6			(7,960.6)	(2)	0.0
Class A common stock subject to possible redemptions				20,212.0	(a)	(20,212.0)	(3)	0.0
Warrant liability				775.0	(b)	(775.0)	(14)	0.0
Unsecured Note October 2023						10,792.0	(5.3)	10,792.0
Accrued expenses						8,134.0	(5.2)	8,134.0
	109,738.9	8,650.0	7,960.6	20,987.0		(10,021.6)		128,665.0
CURRENT LIABILITIES
Liabilities towards employees	2,334.3							2,334.3
Provisions	1,248.7							1,248.7
Borrowings	50,285.3					(42,556.0)	(8)	64.9
						(72.0)	(8)
						(7,592.5)	(13)
Leasing liabilities	2,490.3							2,490.3
Trade payables	19,554.3							19,554.3
Other liabilities	4,096.9							4,096.9
Investment grants	278.5							278.5
Accounts payable and accrued expenses		4,404.8	4,053.7					4,053.7
Income tax payable		0.0	0.0					0.0
Franchise tax payable		44.4	40.9					40.9
Promissory note - related party, net of discount		995.4	916.0					916.0
	80,288.2	5,444.5	5,010.6	0.0		(50,220.5)		35,078.4
EQUITY
Subscribed capital	144.9					17.0	(8)	11,198.8
						5,720.4	(9)
						1,103.8	(10)
						1,200.0	(12.1)
						2,400.0	(12.2)
						360.0	(13)
						252.6	(14)
Additional paid-in-capital	96,105.7	407.4	375.0	(14,090.1)	(b)	20,212.0	(3)	428,279.0
						(19,393.5)	(4)
						(21,374.6)	(5)
						235.9	(6)
						42,539.0	(8)
						7,960.6	(2)
						(5,720.4)	(9)
						(1,103.0)	(10)
						92,670.8	(12.1)
						145,896.8	(12.2)
						36,659.0	(7)
						27,801.2	(13)
						19,509.5	(14)
Retained earnings	(2,636.0)					(36,659.0)	(7)	(325,850.1)
						(93,870.8)	(12.1)
						(148,296.8)	(12.2)
						(25,400.3)	(13)
						(18,987.2)	(14)
Non-controlling interest	311.7							311.7
REDEEMABLE COMMON STOCK
Class A common stock subject to possible redemptions		21,962.4	20,212.0	(20,212.0)	(a)			0.0
STOCKHOLDERS’ DEFICIT
Class A common stock		0.1	0.1			(0.1)	(10)	0.0
Class B common stock		0.8	0.7			(0.7)	(10)	0.0
Accumulated deficit		(14,211.9)	(13,079.2)	13,315.2	(b)	(235.9)	(6)	0.0
	93,926.3	8,158.9	7,508.6	(20,987.0)		33,491.9		113,939.7
TOTAL EQUITY & LIABILITIES	283,953.4	22,253.4	20,479.9	0.0		(26,750.2)		277,683.1

For descriptions of the pro forma adjustments see “Note 3 — Transaction Accounting Adjustments.”

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 — Description of the Transactions

On October 19, 2023 (the “Closing Date”), Next.e.GO N.V. (f/k/a Next.e.GO B.V.), a Netherlands public limited company (“Next.e.GO” or “TopCo”) closed the previously announced business combination pursuant to a business combination agreement, dated as of July 28, 2022 (the “Business Combination Agreement”), by and among Athena Consumer Acquisition Corp. (“Athena”), Next.e.GO Mobile SE (“e.GO”), Next.e.GO, and Time is Now Merger Sub, Inc. (“Merger Sub”), as amended by the first amendment to Business Combination Agreement dated September 29, 2022, the second amendment to Business Combination Agreement dated June 29, 2023, the third amendment to Business Combination Agreement dated July 18, 2023, the fourth amendment to Business Combination Agreement dated August 25, 2023, the fifth amendment to Business Combination Agreement dated September 8, 2023 and the sixth amendment to Business Combination Agreement dated September 11, 2023 (the “Business Combination”). On the Closing Date, several transactions were completed pursuant to the Business Combination Agreement, including:

●	e.GO issued to the holders of e.GO’s equity securities (the “e.GO Shareholders”) an aggregate of 49,019,608 newly issued ordinary shares, plus 30,000,000 shares, 20,000,000 of which are unvested and subject to an earn-out over a certain period, while 10,000,000 shares vested immediately as of the closing of the business combination (the “Closing”) and are subject to a 12-month lock-up (such 30,000,000 shares, the “Earn-Out Shares”), in exchange for the contribution by the e.GO Shareholders of all of the paid up no-par value shares (Stückaktien) shares of e.GO to Next.e.GO;

●	Next.e.GO changed its legal form from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap);

●	Merger Sub merged with and into Athena, with Athena as the surviving company in the Business Combination (the “Surviving Company”) and, after giving effect to the merger, becoming a direct, wholly-owned subsidiary of Next.e.GO;

●	each share of Athena Class A common stock was converted into one share of common stock, with a par value of $0.0001 per share, of the Surviving Company (the “Surviving Company Common Stock”);

●	immediately thereafter, each of the resulting shares of Surviving Company Common Stock were automatically exchanged for one Next.e.GO Share; and

●	in connection therewith, each outstanding warrant to purchase one share of Athena Class A common stock at the price of $11.50 per share (the “Athena Warrant”), was automatically cancelled and exchanged for 0.175 shares in Next.e.GO per Athena Warrant, with any fractional entitlement being rounded down.

In addition to the above, the following transactions have been accounted for in the preparation of the Pro Forma Condensed Combined Financial Information:

●	e.GO successfully issued the Senior Secured Notes in the principal gross amount of $75 million under the Note Purchase Agreement. After deducting the original issue discount and having paid the cost of issuance, insurance costs, deposit to interest reserve account, and the outstanding principal amount of the Bridge Financing, e.GO received net proceeds in the amount of $46.77 million.

●	On June 29, 2023, e.GO entered into the Settlement Agreement. In accordance with the Settlement Agreement, e.GO repaid the outstanding principal amount of $3.75 million under the Bridge Financing with the proceeds obtained from the issue of the Senior Secured Notes. The Bridge Financing also provided for the Fixed Payment to Brucke Funding LLC. According to the Settlement Agreement, the Fixed Payment was restructured into a $1.5 million cash payment and a share component. Pursuant to the share component, e.GO agreed to cause TopCo to issue and transfer at Closing 3,000,000 TopCo Shares to the administrative agent on behalf of the lender under the Bridge Financing.

Note 2 — Basis of preparation

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared to illustrate the effect of the Transaction and has been prepared for informational purposes only.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the post-combination company upon consummation of the Business Combination for illustrative purposes. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, No. 33-10786. Release No. 33-10786 replaces the existing pro forma adjustment criteria and simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). e.GO has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination. The adjustments presented in the unaudited pro forma condensed combined financial information are based on currently available information and certain information that management of e.GO and Athena believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available.

e.GO and Athena did not have any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial statements will be different.

Note 3 — Transaction Accounting Adjustments

The historical financial information of Athena is prepared in accordance with U.S. GAAP and has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information.

The historical financial information of Athena has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information.

(a)	This adjustment reflects the reclassification of the Redeemable Class A common stock to non-current liabilities. Under U.S. GAAP, shares of Athena A Common Stock are classified as temporary equity, as Athena stockholders have a right to require Athena to redeem the Athena’s Class A Common Stock held by them and Athena has an irrevocable obligation to deliver a pro-rata amount of cash held by it in the Trust Account for such shares properly redeemed, Athena’s Class A Common Stock subject to possible redemption were reclassified from temporary equity under U.S. GAAP to financial liabilities under IFRS.

(b)	This adjustment was done to reflect the reclassification of Athena’s Warrants from equity classification to liability classification, resulting from U.S. GAAP to IFRS conversion. The Athena Warrants are classified as permanent equity under U.S. GAAP and recorded based at issuance date fair value of $15.3 million in Share Premium. The Athena Warrants are classified as financial liabilities under IFRS due to having net share settlement clauses which cannot meet equity classification under IAS 32. The fair value of Athena’s Warrants amounting to $0.8 million as of June 30, 2023 has been determined based on the closing price of $0.07 per warrant as of June 30, 2023. The liability is subject to re-measurement at each balance sheet date until such time the warrants are exercised, expire or qualify for equity classification, and any change in fair value will be recognized in the Statement of Operations. The accumulative change in fair value from the date of issuance to June 30, 2023 amounting to €13.5 million is included in accumulated losses on balance sheet.

The historical financial statements of Athena are presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Euros using the following historical exchange rates:

Period end exchange rate as of June 30, 2023 (balance sheet)	0.920
Average exchange rate for the six months ended June 30, 2023 (statement of operations)	0.925
Average exchange rate for year ended December 31, 2022 (statement of operations)	0.950

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Financial Information.

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

(1)	To reclassify marketable securities held in Athena’s Trust Account at the balance sheet date that become available to the post-combined company following the Business Combination.

(2)	To reflect the waiver of the deferred underwriting fee payable. Please refer to “Athena Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Citi Waiver of Deferred Commission.”

(3)	To reclassify the Athena common stock subject to possible redemption to permanent equity.

(4)	To reflect cash paid to Athena stockholders who exercised their redemption rights.

(5)	Represents the recognition of the estimated transaction costs of €21.4 million in connection with the Business Combination.

(5.1)	The transaction costs of €2.5 million were paid at the consummation of the Business Combination.

(5.2)	In connection with the closing of the business combination, transaction costs of €8.1 million will be deferred until the date that is 36 months following the closing.

(5.3)	In connection with the closing of the business combination and to cover certain transaction costs, the Company entered into a securities purchase agreement with an investor dated October 19, 2023 (the “Securities Purchase Agreement”), relating to an unsecured subordinated convertible note maturing October 19, 2028 (the “Note”), the Company agreed to sell, and the purchaser agreed to purchase the Note for the aggregate principal amount of $12,677,423. The Note shall be subject to an original issue discount equal to 7.5% of the principal amount of the Note to be paid under the Securities Purchase Agreement and bear interest of 8.0 p.a.

The transaction costs were reflected as an adjustment to the unaudited pro forma condensed combined statement of profit or loss as described in Footnote 11.

(6)	To reflect the elimination of Athena’s accumulated historical deficit.

(7)	Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the difference between the deemed costs of the shares issues to SPAC Shareholders and the fair value of SPAC’s identifiable net assets as of the date of the Business Combination, resulting in an increase to accumulated loss. The fair value of shares issued was estimated based on a market price of $2.55 per share as of closing date (i.e., October 19, 2023). This is included in the unaudited pro forma condensed combined statement of profit or loss as discussed in Note (3) in the P&L pro forma adjustments.

(8)	This adjustment reflects the conversion of e.GO’s outstanding convertible loans as of June 30, 2023, and the repayment of five convertible loans that have not been converted.

(9)	To reflect the common stock issued in connection with the conversion of e.GO’s equity into a number of TopCo Shares.

(10)	To reflect the conversion of Class A Common Stock and Class B Common Stock into a number of TopCo Shares.

(11)	On June 30, 2023, e.GO successfully issued the Senior Secured Notes in the principal gross amount of $75 million under the Note Purchase Agreement. After deducting the original issue discount and having paid the cost of issuance, insurance costs, deposit to interest reserve account, and the outstanding principal amount of the Bridge Financing, e.GO received net proceeds in the amount of $46.77 million. The financial information concerning the Senior Secured Notes was converted from U.S. dollars to Euros utilizing the exchange rate provided by the European Central Bank (“ECB”) as of June 30, 2023.

(12)	Reflects the issuance of 30,000,000 TopCo Shares issuable pursuant to the Earnout Agreement in the Business Combination Agreement. The shares are conditioned upon per share increases agreed to in the Business Combination Agreement. 20,000,000 of TopCo Shares will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing, while 10,000,000 of such TopCo Shares vested immediately as of Closing and will be subject to a 12-month lock-up.

(12.1)	Reflects the issuance of 10,000,000 TopCo Shares as of Closing that will vest immediately as of Closing and are valued at an aggregate fair value of $102 million.

(12.2)	Reflects the earnout granted to e.GO Shareholders in relation to the 20,000,000 TopCo Shares that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing at fair value of $161 million. The earn out is considered share-based payments with equity classification. The fair value has been calculated by applying a Monte Carlo Simulation using the following significant inputs:

As of December 31, 2022
Share Price at Closing	$10.20
Expected volatility	65.00%
Expected dividend	0.00%
Risk-free interest rate	2.51%

As the earnout is classified as equity, it is not remeasured in the post-merger period. The stock compensation expense is recognized on the grant-date fair value.

(13)	On June 29, 2023, e.GO entered into a Settlement Agreement with the parties to the Bridge Financing. In accordance with the Settlement Agreement, e.GO repaid the outstanding principal amount of $3.75 million under the Bridge Financing with the proceeds obtained from the issue of the Senior Secured Notes on June 30, 2023. e.GO agreed to also pay $1.5 million in cash to cover part of a certain fixed payment. This payment was made on July 5, 2023. The financial information concerning the Senior Secured Notes was converted from U.S. dollars to Euros utilizing the exchange rate provided by the ECB as of December 31, 2022. In addition, adjustment (13) reflects the share component as stipulated by the Settlement Agreement. Pursuant to the share component, e.GO agreed to cause TopCo to issue and transfer at Closing 3,000,000 TopCo Shares to the administrative agent on behalf of the lender under the Bridge Financing. The lender under the Bridge Financing may not sell, transfer or otherwise dispose of any of the TopCo Shares to the extent that sales of these shares by the lender result in net proceeds exceeding $3 million. Once the net proceeds from the sales of these shares exceed $3 million the lender is obligated to re-transfer remaining shares back to TopCo and to pay to TopCo the excess amounts above $3 million earned through disposition of the relevant shares. For pro-forma purposes, the 3,000,000 TopCo Shares have been recognized at fair value of $31 million with an estimated share price at Closing of $10.20 and classified as equity. Moreover, footnote (13) also reflects the corresponding settlement of the outstanding liability ($3 million), including the immediate expensing of the difference between the fair value of the equity and the implied minimum value for the Settlement Shares of $1 per Settlement Share as part of retained earnings.

(14)	Reflects the exchange of all 11,500,000 Athena Public Warrants and 530,000 Athena Private Placement Warrants into 2,105,250 TopCo Shares. For pro-forma purposes, the 2,105,250 TopCo Shares have been recognized at fair value of $21 million with an estimated share price at Closing of $10.20 and have been classified as equity.

The adjustments included in the unaudited pro forma condensed combined statements of operations for six months ended June 30, 2023 are as follows:

(1)	Reflects the elimination of Athena’s interest income related to the cash held in the Trust Account.

(2)	Elimination of Athena admin service fees that will cease to be paid upon the Closing.

(3)	Reflects the termination of the Forward Purchase Agreement as of March 3, 2023. Please refer to “Certain Relationships and Related Person Transactions — Forward Purchase Agreement.”

(4)	Reflects the expenses (interest in the amount of €3,337 thousand and insurance premium in the amount of €2,139 thousand) recognized in relation to the issue of the Senior Secured Notes on June 30, 2023 in the principal gross amount of $75 million under the Note Purchase Agreement as if the transaction had been consummated on January 1, 2023. The interest expense has been calculated based on a fixed interest rate of 9.75% per annum in the period from January 1, 2023 until June 30, 2023. The insurance premium has been calculated based on a fixed rate of 6.25% per annum in the period from January 1, 2023 until June 30, 2023. The financial information concerning the Senior Secured Notes was converted from U.S. dollars to Euros utilizing the average exchange rate for the period from January 1, 2023 until June 30, 2023 provided by the European Central Bank (“ECB”).

Interest & Insurance Premium	Period Start	Nominal Amount (in $ thousand)	Interest Rate (p.a.)	Period End	Accrued Interest (in € thousand)
Interest Expense	January 1, 2023	75,000	9.75%	June 30, 2023	3,336
Insurance Premium	January 1, 2023	75,000	6.25%	June 30, 2023	2,139
Total					5,476

(5)	Reflects the elimination of the change in fair value of Athena’s warrants, for the period from January 1, 2022 through June 30, 2023, following reclassification to liability accounting, as described in (b) in the Balance Sheet adjustments due to the exchange of all 11,500,000 Athena Public Warrants and 530,000 Athena Private Placement Warrants into 2,105,250 TopCo Shares.

The adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 are as follows:

(1)	Reflects the elimination of Athena’s interest income related to the cash held in the Trust Account.

(2)	Elimination of Athena admin service fees that will cease to be paid upon the Closing.

(3)	Represents the expense recognized in accordance with IFRS 2, for the difference of the deemed costs of the shares issued to Athena Stockholders and the fair value of SPAC’s identifiable net assets at the date of the Business Combination.

(4)	Reflects the termination of the Forward Purchase Agreement as of March 3, 2023. Please refer to “Certain Relationships and Related Person Transactions — Forward Purchase Agreement.”

(5)	Reflects the interest expense recognized in relation to the shareholder loans as well as the Bearer Note with a total amount of €13.241 million from January 1, 2022 until December 31, 2022 as if these transactions had been consummated on January 1, 2022. The interest expense has been calculated based on the interest rates referenced in the table below. Such interest expenses amount to €1,301 thousand.

Lender	Period Start	Nominal Amount (in € thousand)	Interest Rate (p.a.)	Period End	Accrued Interest (in € thousand)
nd industrial investments B.V.	January 1, 2022	2,920	10.0%	December 31, 2022	291
nd industrial investments B.V.	January 1, 2022	2,600	10.0%	December 31, 2022	259
nd industrial investments B.V.	January 1, 2022	2,218	10.0%	December 31, 2022	221
nd industrial investments B.V.	January 1, 2022	725	10.0%	December 31, 2022	72
MIMO Capital AG	January 1, 2022	2,000	9.0%	December 31, 2022	180
nd industrial investments B.V.	January 1, 2022	778	10.0%	December 31, 2022	78
nd industrial investments B.V.	January 1, 2022	2,000	10.0%	December 31, 2022	199
Total		13,241			1,301

(6)	Reflects the expenses (interest in the amount of €6,925 thousand, insurance premium in the amount of €4,439 thousand and other cost of issuance amounting to €4,013 thousand) recognized in relation to the issue of the Senior Secured Notes on June 30, 2023 in the principal gross amount of $75 million under the Note Purchase Agreement as if the transaction had been consummated on January 1, 2022. The interest expense has been calculated based on a fixed interest rate of 9.75% per annum in the period from January 1, 2022 until December 31, 2022. The insurance premium has been calculated based on a fixed rate of 6.25% per annum in the period from January 1, 2022 until December 31, 2022. The financial information concerning the Senior Secured Notes was converted from U.S. dollars to Euros utilizing the average exchange rate for the period from January 1, 2022 until December 31, 2022 provided by the European Central Bank (“ECB”).

Interest & Insurance Premium	Period Start	Nominal Amount (in $ thousand)	Interest Rate (p.a.)	Period End	Accrued Interest (in € thousand)
Interest Expense	January 1, 2022	75,000	9.75%	December 31, 2022	6,925
Insurance Premium	January 1, 2022	75,000	6.25%	December 31, 2022	4,439
Total					11,365

(7)	Reflects the elimination of the change in fair value of Athena’s warrants, for the period from January 1, 2022 through December 31, 2022, following reclassification to liability accounting, as described in (b) in the Balance Sheet adjustments due to the exchange of all 11,500,000 Athena Public Warrants and 530,000 Athena Private Placement Warrants into 2,105,250 TopCo Shares.

(8)	Represents the stock compensation expense in connection with the earnout, as described in Footnote (12) above. These are non-recurring items.

(8.1)	Reflects the stock compensation expense in connection with the 10,000,000 TopCo Shares that will vest immediately as of Closing, as described in Footnote (12.1) above.

(8.2)	Reflects the stock compensation expense in connection with the 20,000,000 TopCo Shares that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing, as described in Footnote (12.2) above.

(9)	Reflects the expense recognized in relation to the settlement of the warrant liability through the issuance of equity, as described in Footnote (14) above.

(10)	Reflects the immediate expensing of the difference between the fair value of the equity and the implied minimum value for the Settlement Shares of $1 per Settlement Share.

(11)	Represents the transaction costs incurred by Athena and e.GO in connection with the Business Combination as described in Footnote (5) of the pro forma condensed combined balance sheet as above. These costs are non-recurring items.

Earnings/(Loss) per Share

Represents the earnings/(loss) per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings/(loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

For the six months ended June 30, 2023
Pro forma net loss (€k)	(31,542)
Weighted average shares outstanding – basic and diluted(1)	73,316,318
Net loss per share (€) – basic and diluted	(0.43)

Public Shares	2,093,960
Shares held by the Athena Sponsor(1)	9,202,750
Shares issued to e.GO Shareholders(2)	49,019,608
Settlement Agreement Share Component(3)	3,000,000
Vested Earn-Out Shares issued to e.GO Shareholders	10,000,000
Weighted average shares outstanding – basic and diluted(4)	73,316,318

For the year ended December 31, 2022
Pro forma net loss (€k)	(427,714)
Weighted average shares outstanding – basic and diluted(1)	73,316,318
Net loss per share (€) – basic and diluted	(5.83)

Public Shares	2,093,960
Shares held by the Athena Sponsor(1)	9,202,750
Shares issued to e.GO Shareholders(2)	49,019,608
Settlement Agreement Share Component(3)	3,000,000
Vested Earn-Out Shares issued to e.GO Shareholders	10,000,000
Weighted average shares outstanding – basic and diluted(4)	73,316,318

(1)	The shares held by the Athena Sponsor in the amount of 9,202,750 include (i) 800,000 TopCo Shares the Athena Sponsor has agreed to transfer immediately following the Closing pursuant to the Athena Sponsor — e.GO Letter Agreement to TCM (300,000 TopCo Shares) and TopCo (500,000 TopCo Shares) and (ii) 600,256 TopCo Shares the Athena Sponsor has agreed to transfer immediately following the Closing in connection with funding the Contribution under the Extension Note.

(2)	The 49,019,608 shares issued to e.GO Shareholders are based on e.GO Common Stock in the amount of 161,905 e.GO Shares, i.e., including 17,026 e.GO Shares issued as part of the Conversion.

(3)	e.GO agreed to cause TopCo to issue and transfer 3,000,000 TopCo Shares to the administrative agent on behalf of the lender under the Bridge Financing as part of the share component agreed on under the Settlement Agreement.

(4)	The weighted average shares outstanding — basic and diluted exclude 20,000,000 Earn-Out Shares to e.GO Shareholders that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing.